UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
Primus Telecommunications Group, Incorporated
(Name of Issuer)
Common Stock
(Title of Class of Securities)
741929301
(CUSIP Number)
Karen Singer
212 Vaccaro Drive
Cresskill, NJ 07626
(201) 750-0415
(Name, Address and Telephone Number
of Person Authorized to Receive Notices
and Communications)
November 10, 2010
(Date of Event Which Requires Filing of This Statement)
     If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: ☑
     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No.	741929301

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Karen Singer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES

	7	SOLE VOTING POWER

NUMBER OF		931,295

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		931,295

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

931,295

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES G (SEE INSTRUCTIONS)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.6%

14	TYPE OF REPORTING PERSON

IN

SCHEDULE 13D
Item 1. Security and Issuer.
     This Statement on Schedule 13D (“Schedule 13D”) relates to the common stock (the “Common Stock”) of Primus Telecommunications Group, Incorporated, a Delaware corporation (the “Issuer”), whose principal executive offices are located at 7901 Jones Branch Drive, Suite 900, McLean, VA 22102. The total number of shares of Common Stock reported as beneficially owned in this Schedule 13D is 931,295, which constitutes approximately 9.6% of the total number of shares of Common Stock outstanding.
Item 2. Identity and Background.
     This Schedule 13D is being filed by Karen Singer (“Ms. Singer”), whose principal place of business is 212 Vaccaro Drive, Cresskill, New Jersey 07626. Ms. Singer has sole dispositive and voting power with respect to the shares of the Issuer reported above as the trustee of the Singer Children’s Management Trust (the “Trust”). Ms. Singer’s principal occupation is investing assets held in the Trust. Ms. Singer is a citizen of the United States.
     During the last five years, Ms. Singer has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     Ms. Singer is the trustee of the Trust, which was created pursuant to Trust Agreement, dated May 29, 1998 (the “Trust Agreement”). All of the shares of the Issuer reported above were purchased by funds generated and held by Trust. The aggregate amount of funds used for the purchase of these shares was approximately $6,071,460.00.
Item 4. Purpose of the Transaction.
     The shares of the Issuer covered by this Schedule 13D, were acquired by the Trust for investment purposes.
     The purpose of this filing is to report that, on November 10, 2010, in connection with the entry into an Agreement and Plan of Merger, dated as of November 10, 2010 (the “Merger Agreement”), by and among the Issuer, PTG Investments, Inc. (“PTG”) and Arbinet Corporation (“Arbinet”), (i) the Singer Children’s Management Trust, PTG and the Issuer entered into a Stockholder Support and Voting Agreement (the “Primus Support Agreement”), a copy of which was filed as Exhibit 99.1 to the Form 8-K filed by the Issuer on November 12, 2010, and (ii) the Singer Children’s Management Trust and Arbinet entered into a Stockholder Support and Voting Agreement (the “Arbinet Support Agreement” and together with the Primus Support Agreement, the “Support Agreements”), a copy of which was filed as Exhibit 99.1 to the Form 8-K filed by Arbinet on November 12, 2010. Pursuant to the Support Agreements, the Singer Children’s Management Trust agreed, in its capacity as a stockholder of Primus and Arbinet, respectively, to, among other things, vote its shares of Primus Common Stock and Arbinet common stock in favor of the Merger Agreement.
     The actions described above could relate to or result in one or more of the matters referenced to in paragraphs (a) through (j) of Item 4 of Schedule 13D. Ms. Singer reserves the right, subject to the terms of the Support Agreements, to take any and all actions permitted by applicable law that she may deem appropriate to maximize the value of her investments in light of her general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer.
Item 5. Interest in Securities of the Issuer.
     (a) Ms. Singer, as Trustee to the Singer Children’s Management Trust is the beneficial owner of 931,295 shares of Common Stock, comprising approximately 9.6% of the outstanding shares of Common Stock of the Issuer.
     (b) Ms. Singer has sole dispositive and voting power over all of the shares of Common Stock of the Issuer reported on this Schedule 13D.
     (c) Over the past sixty days, Ms. Singer has effected the following transactions in shares of Common Stock of the Issuer on the open market: N/A
     (d) No person other than Ms. Singer has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the reported securities.
     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
As more specifically described in Item 4 hereto, the Singer Children’s Management Trust entered into the Support Agreements.
Item 7. Material to be Filed as Exhibits.

99.1 -	Stockholder Support and Voting Agreement, dated as of November 10, 2010, among Primus, PTG and the Singer Children’s Management Trust (Filed as Exhibit 99.1 to Form 8-K by Primus Telecommunications Group, Incorporated with the SEC on November 12, 2010 and incorporated herein by reference).

99.2 -	Stockholder Support and Voting Agreement, dated as of November 10, 2010, among Arbinet and the Singer Children’s Management Trust (Filed as Exhibit 99.1 to Form 8-K by Arbinet Corporation with the SEC on November 12, 2010 and incorporated herein by reference).

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SIGNATURES
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Dated: November 16, 2010

/s/ Karen Singer
Karen Singer

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